FERROVIAL SE - RESULTS PRESENTATION ANNOUNCEMENT Amsterdam, 15 July 2024. Ferrovial SE plans to release its H1 2024 financial results on Tuesday July 30, 2024 after the closing of the U.S. stock markets. On the following day, Wednesday July 31, at 15h CEST (9h ET), the conference call for the presentation of such results is expected to be held. The event may be followed via webcast or conference call. Access codes will be made available on the website of the Company (www.ferrovial.com). For any additional questions, please contact the Investor Relations Department at ir@ferrovial.com email address or phone at +34 91 586 25 65 in Spain or +31 20 798 3724 in The Netherlands.